Exhibit 99.1
Alithya Reports a Strong Fourth Quarter and Fiscal 2022
Q4-2022 Highlights
•Revenues increased 53.9% to $120.0 million, compared to $78.0 million for the same quarter last year.
•Adjusted EBITDA(1) increased 85.5% to $6.0 million, or 5.0% of revenues (Adjusted EBITDA Margin(1)), compared to $3.3 million, or 4.2% of revenues, for the same quarter last year.
•Gross margin increased 32.5% to $31.1 million, compared to $23.5 million for the same quarter last year.
•Gross margin as a percentage of revenues(2) was 25.9%, compared to 30.1% for the same quarter last year, a decrease explained in part by the acquisition of R3D Consulting Inc. ("R3D") ("R3D Acquisition").
•Selling, general and administrative expenses as a percentage of revenues((2) decreased to 21.8%, from 27.9% for the same quarter last year.
•Net loss of $7.3 million, or $0.08 per share, compared to a net loss of $2.5 million, or $0.04 per share, for the same quarter last year.
•Q4 Bookings(2) reached $107.2 million, which translated into a Book-to-Bill Ratio(2) of 0.89.
•Successfully completed 21 go-live implementations and signed 11 new clients during the fourth quarter, and 120 new clients during fiscal 2022.
•Entered into a binding agreement on June 1, 2022 to acquire US-based Datum Consulting Group, LLC, a leader in IP enabled digital transformation services for data rich insurers and other regulated entities such as state governments.
F2022 Highlights
•Revenues increased 52.2% to $437.9 million, compared to $287.6 million last year.
•Adjusted EBITDA increased 134.4% to $22.6 million, or 5.2% of revenues (Adjusted EBITDA Margin), from $9.6 million, or 3.4% of revenues, last year.
•Gross margin increased 39.9% to $116.1 million, compared to $83.0 million last year.
•Gross margin as a percentage of revenues was 26.5%, compared to 28.9% last year, a decrease explained in part by the R3D Acquisition.
•Selling, general and administrative expenses as a percentage of revenues decreased to 22.6%, from 28.4% last year.
•Net loss of $15.5 million, or $0.18 per share, compared to a net loss of $17.3 million, or $0.30 per share last year.
•Fiscal 2022 Bookings reached $1,031.8 million, which translated into a Book-to-Bill ratio of 2.36.
MONTREAL, CANADA (June 17, 2022) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”) reported today its results for the fourth quarter and fiscal 2022 ended March 31, 2022. All amounts are in Canadian dollars unless otherwise stated.
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Summary of the financial results for the fourth quarter and for the twelve-month period:

Financial Highlights (in thousands of $, except for margin percentages)	F2022-Q4	F2021-Q4	F2022	F2021
Revenues	119,974	77,971	437,885	287,643
Gross Margin	31,083	23,454	116,153	83,017
Gross Margin (%)(2)	25.9%	30.1%	26.5%	28.9%
Selling, general and administrative expenses	26,204	21,740	98,838	81,723
Selling, general and administrative expenses (%)(2)	21.8%	27.9%	22.6%	28.4%
Adjusted EBITDA(1)	6,048	3,262	22,609	9,645
Adjusted EBITDA Margin(1) (%)	5.0%	4.2%	5.2%	3.4%
Net Loss	(7,253)	(2,525)	(15,548)	(17,338)
(1)    These are non-IFRS financial measures or ratios without a standardized definition under IFRS, which may not be comparable to similar measures or ratios used by other issuers. Definition and quantitative reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure is presented below under the caption ''Non-IFRS and other financial measures''. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. This earnings release incorporates by reference section 5,“Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the year ended March 31, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios.
(2)     This earnings release incorporates by reference section 5,“Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the year ended March 31, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these other financial measures.
Quote by Paul Raymond, President and CEO, Alithya:
“We are pleased to have registered another quarter of record revenues to end our 2022 fiscal year. Our fiscal year was marked by notable growth in revenues and Adjusted EBITDA, both on a sequential basis, and year-over-year. We posted a strong performance in terms of Bookings, with a robust annual Book-to-Bill ratio of 2.36 for the past 12 months, ending the year with strong numbers in Q4 in the manufacturing and healthcare verticals, in the United States. Our healthy pipeline of signed contracts reflects the level of trust that our customers continue to place in us in carrying out their critical, digital transformation projects. It also validates the strategic merits of our recent acquisitions, with customers now demanding additional services derived from those transactions, including new solutions and bolstered expertise.
Following an already active year on the acquisition front, on June 1, 2022, we announced our acquisition of US-based Datum Consulting Group and its affiliates (“Datum”), expected to close on July 1, 2022. Datum is a leader in specialized IP-enabled digital transformation services and software, primarily targeting customers in the insurance industry and public sector. By joining forces with Datum, Alithya continues its steady penetration of the fast-growing InsurTech market. In addition to welcoming an impressive client base that includes 6 of the top 10 health insurers in the United States, synergies obtained from the acquired company include a suite of proprietary products and cloud-based SaaS offerings generating recurring revenue, as well as a highly skilled workforce of 150 professionals based in the United States, Europe, India, and Australia.
With the acquisition of Datum, Alithya will have completed 9 successful acquisitions since going public in 2018, including three in the past two quarters alone. Given our new critical mass and growing maturity, we started in Q4 accelerating our efforts to drive cost efficiencies and synergies across the company.
We have the leaders and experience required to vigilantly address the current challenges of global uncertainties, a competitive landscape, continued labour market shortages, and some inflationary pressure on wages. As the accelerated growth of our revenues sometimes forces us, reluctantly, to hire more subcontractors, which has a
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negative impact on our gross margins, we remain committed and focused on our 2021-2024 strategic plan objectives and enter fiscal 2023 with confidence and optimism.”
Fourth Quarter Results
Revenues
Revenues amounted to $120.0 million for the three months ended March 31, 2022, including revenues from the R3D Acquisition, recorded in other Canadian entities of the Group following its administrative integration at the end of the third quarter of this year, and $5.0 million from the acquisition of Vitalyst, LLC ("Vitalyst") ("Vitalyst Acquisition"), representing a $42.0 million increase, or 53.9%, from $78.0 million for the three months ended March 31, 2021.
Revenues in Canada increased by $28.8 million, or 63.3%, to $74.2 million for the three months ended March 31, 2022, from $45.4 million for the three months ended March 31, 2021. The increase in revenues was due to organic growth in all areas, the general recovery of activity levels, revenues from the R3D Acquisition, and growth from the two long-term contracts signed as part of the R3D Acquisition. On a sequential basis, revenues in Canada increased by $2.1 million, from $72.1 million for the third quarter of this year.
U.S. revenues increased by $11.6 million, or 39.4%, to $41.3 million for the three months ended March 31, 2022, from $29.7 million for the three months ended March 31, 2021, due primarily to organic growth in all areas, the general recovery of activity levels, and revenues of $5.0 million from the Vitalyst Acquisition. On a sequential basis, revenues in the U.S. increased by $7.6 million, from $33.7 million for the third quarter of this year, despite an unfavorable US$ exchange rate impact of $0.2 million.
International revenues increased by 54.7%, to $4.5 million, from $2.9 million for the same quarter last year, due primarily to a general recovery of activity levels, partially offset by the negative impact of foreign exchange variations between the two periods. In local currency, this represents a record quarter for revenues. On a sequential basis, international revenues increased by $0.7 million, from $3.8 million for the third quarter of this year.
Gross Margin
Gross margin increased by $7.6 million, or 32.5%, to $31.1 million for the three months ended March 31, 2022, from $23.5 million for the three months ended March 31, 2021. Gross margin as a percentage of revenues decreased to 25.9% for the three months ended March 31, 2022, from 30.1% for the three months ended March 31, 2021.
The percentage decrease was driven in part by decreased gross margin in Canada from the R3D Acquisition, whose operations are now recorded in other Canadian entities of the Group following its administrative integration at the end of the third quarter of this year, and whose revenues historically show a higher proportion from billable subcontractors, resulting in lower margins. Gross margin percentage also decreased in other areas of the business due to an increase in subcontractor revenues relative to revenues from permanent employees. The high demand for Alithya's services, as evidenced by its strong revenue growth, coupled with a tightening labour market, have resulted in this increased reliance on subcontractors. Finally, increased costs in certain customer projects in Canada and the U.S., partly due to market pressures on salary costs, and decreased governmental wage subsidies in Canada were partially offset by increased gross margins internationally and a positive margin impact from the Vitalyst Acquisition.
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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $26.2 million for the three months ended March 31, 2022, an increase of $4.5 million, or 20.5%, from $21.7 million for the three months ended March 31, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 21.8% for the three months ended March 31, 2022, compared to 27.9% for the same period last year.
Adjusted EBITDA
Adjusted EBITDA amounted to $6.0 million for the three months ended March 31, 2022, representing an increase of $2.7 million, from $3.3 million for the three months ended March 31, 2021. As explained above, the contribution from the Vitalyst Acquisition and increased gross margin were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 5.0% for the three months ended March 31, 2022, compared to 4.2% for the three months ended March 31, 2021.
Net Loss
Net loss for the three months ended March 31, 2022 was $7.3 million, an increase of $4.8 million, from $2.5 million for the three months ended March 31, 2021. The increased loss was driven by increased selling, general and administrative expenses, increased business acquisition, integration and reorganization costs, increased depreciation and amortization, increased net financial expenses, and decreased income tax recovery, partially offset by increased gross margin in the three months ended March 31, 2022, compared to the three months ended March 31, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.08 for the three months ended March 31, 2022, compared to a net loss of $0.04 per share for the three months ended March 31, 2021.
Liquidity and Capital Resources
For the three months ended March 31, 2022, net cash used in operating activities was $4.8 million, representing an increase of $2.8 million, from $2.0 million of cash used for the three months ended March 31, 2021. The cash flows for the three months ended March 31, 2022 resulted primarily from the net loss of $7.3 million, plus $5.0 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $2.6 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2021 resulted primarily from the net loss of $2.5 million, plus $3.5 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, unrealized foreign exchange loss, and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $3.0 million in unfavorable changes in non-cash working capital items.
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Fiscal 2022 Results
Revenues
Revenues amounted to $437.9 million for the twelve months ended March 31, 2022, including $51.0 million from the R3D Acquisition and $5.0 million from the Vitalyst Acquisition, representing a $150.3 million increase, or 52.2%, from $287.6 million for the twelve months ended March 31, 2021.
Gross Margin
Gross margin increased by $33.1 million, or 39.9%, to $116.1 million for the twelve months ended March 31, 2022, from $83.0 million for the twelve months ended March 31, 2021. Gross margin as a percentage of revenues decreased to 26.5% for the twelve months ended March 31, 2022, from 28.9% for the twelve months ended March 31, 2021. However, excluding the impact of the R3D Acquisition prior to its administrative integration at the end of the third quarter of this year, gross margin as a percentage of revenues would have been 1.7% higher for the twelve months ended March 31, 2022.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $98.8 million for the twelve months ended March 31, 2022, an increase of $17.1 million, or 20.9%, from $81.7 million for the twelve months ended March 31, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 22.6% for the twelve months ended March 31, 2022, compared to 28.4% for the twelve months ended March 31, 2021.
Adjusted EBITDA and Net loss
Adjusted EBITDA amounted to $22.6 million for the twelve months ended March 31, 2022, representing an increase of $13.0 million, from $9.6 million for the twelve months ended March 31, 2021. Net loss for the twelve months ended March 31, 2022 was $15.5 million, an improvement of $1.8 million, from $17.3 million for the twelve months ended March 31, 2021.
Subsequent Event
On June 1, 2022, the Company entered into a binding agreement to acquire all of the outstanding shares of the US-based Datum Consulting Group, LLC and its affiliates (“Datum)”(“Datum Acquisition”). The closing of the transaction is expected to take place on July 1, 2022 and is subject to customary conditions for a transaction of this nature, including approval from the Toronto Stock Exchange.
The Datum Acquisition will be completed for total consideration of up to US$45.5 million ($57.5 million), including the assumption of estimated IFRS 16 lease liabilities of US$0.5 million ($0.6 million), subject to working capital and other adjustments. The consideration will consist of: (i) approximately US$13.7 million ($17.3 million) in cash; (ii) US$4.0 million ($5.1 million) payable by the issuance of 1,867,262 Subordinate Voting Shares, (iii) deferred cash consideration of approximately US$10.3 million ($13.0 million) and deferred share consideration of US$4.0 million ($5.1 million), both payable over three years and (iv) potential earn-out consideration of up to US$13.0 million ($16.4 million), payable in cash (75%) and shares (25%), based on annual gross profit increases, available over three years.
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Outlook
As a result of measures enacted during fiscal 2022 and 2021 to combat the COVID-19 pandemic, increased uncertainty surrounding global economic conditions and business impacts have resulted. In this context, the Company’s priority remains the protection of its people, its clients and the Company. However, notwithstanding the ongoing, global uncertainties, the Company has demonstrated its ability to navigate the crisis and maintain focus on its long-term strategic plan, which sets as a goal to consolidate its position to become a trusted North American digital transformation leader.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions
•Achieving best-in-class employee engagement
•Providing its investors, partners and stakeholders with long-term growing return on investment.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating
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environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s Management’s Discussion and Analysis for the quarter ended March 31, 2022 and Management's Discussion and Analysis for the year ended March 31, 2022, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

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Non-IFRS and other financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin, are non-IFRS measures and Bookings, Book-to-Bill Ratio, Gross Margin as a Percentage of Revenues and Selling, General and Administrative as a Percentage of Revenues are other financial measures used in this press release. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Additional details for these non-IFRS and other financial measures can be found in section 5,“Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the year ended March 31, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non IFRS financial measures and non IFRS ratios.
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	119,974	77,971	437,885	287,643
Net loss	(7,253)	(2,525)	(15,548)	(17,338)
Net financial expenses	1,352	849	4,579	3,274
Income tax recovery	(575)	(950)	(3,027)	(2,282)
Depreciation	1,235	1,058	5,435	3,767
Amortization of intangibles	4,017	2,490	14,285	11,739
EBITDA (1)	(1,224)	922	5,724	(840)
EBITDA Margin (1)	(1.0)%	1.2%	1.3%	(0.3)%
Adjusted for:
Foreign exchange loss (gain)	(25)	74	(26)	473
Share-based compensation	937	1,183	4,454	6,241
Business acquisition, integration and reorganization costs	6,128	718	11,617	2,321
Gain on recovery of note receivable	—	—	—	(660)
Premise relocation expenses	—	155	—	933
Severance	—	3	—	154
Internal ERP systems implementation	232	207	840	1,023
Adjusted EBITDA (1)	6,048	3,262	22,609	9,645
Adjusted EBITDA Margin (1)	5.0%	4.2%	5.2%	3.4%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2022, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Conference Call
Alithya will hold a conference call to discuss these results on June 17, 2022, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 888 396 8049, conference ID 43750636, or via webcast at https://www.icastpro.ca/muu7r8. The conference call recording can be accessed via the same URL link until July 17, 2022.
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About Alithya
Alithya is a North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,700 professionals in Canada, the United States and internationally. Since its founding in 1992, Alithya’s capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. Alithya’s strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond. Alithya strives to be a model of corporate responsibility, professional equity, diversity, and inclusion, with a vibrant business culture that embraces social consciousness at its core. To learn more about Alithya, visit www.alithya.com.
Source:
Benjamin Cerantola
Director of Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the annual consolidated financial statements and notes thereto, and the Annual Report on Form 40-F, for the year ended March 31, 2022 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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